Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Cannabox, Inc.
2801 E. Camelback Rd. STE 200 PMB 33
Phoenix, AZ 85004
https://www.cannabox.com/

Up to $307,999.50 in Common Units at $1.14
Minimum Target Amount: $9,998.94

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Cannabox, Inc.
Address: 2801 E. Camelback Rd. STE 200 PMB 33, Phoenix, AZ 85004
State of Incorporation: DE
Date Incorporated: September 16, 2013

Terms:

Equity

Offering Minimum: $9,998.94 | 8,771 shares of Common Units
Offering Maximum: $307,999.50 | 270,175 shares of Common Units
Type of Security Offered: Common Units
Purchase Price of Security Offered: $1.14
Minimum Investment Amount (per investor): $107.16

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 10% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive additional 5% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 3% bonus shares.

Amount-Based

$500+

Invest $500+ and receive a one-time 20% off our online smoke shop.

$1,000+

Invest $1,000+ and receive 5% bonus shares + one-time20% off our online smoke shop.

$5,000+

Invest $5,000+ and receive 7% bonus shares + one-time 20% off our online smoke shop + 1 month subscription to Cannabox.

$10,000+

Invest $10,000 and receive 10% bonus shares + 3-month subscription to Cannabox + one-time 20% off our online smoke shop.

$25,000+

Invest $25000 and receive 12% bonus shares + a one-time 20% off code for our online smoke shop + Design your own Cannabox! Help us pick out all the products + theme for a month.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Cannabox, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.14 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $114. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Cannabox is a monthly subscription box for cannabis accessories. Each month, get a curated selection of glass, rolling papers, wraps, gear, snacks, and more. All products are sourced carefully to make sure our customers are getting everything they need every month. We also offer an online retail shop in which customers can purchase what they need when they need it.

Cannabox is a corporation organized under the laws of the state of Delaware that ships monthly curated boxes with cannabis accessories. Cannabox' business model consists of curated monthly boxes of cannabis accessories focused on consumers who use cannabis daily. Our cannabis accessories and subscription boxes are sold internationally, direct-to-consumer online. Cannabox has the potential to tap into the global cannabis market that is estimated to grow to $55.9B by 2026. We've already had $14m in sales to date, 800k audience on social media, 35.9% YOY growth, and were one of the first to market.

Competitors and Industry

Cannabox was one of the very first in the cannabis accessory subscription box space. Since most products in our box are non-durable, the cannabis accessory subscription box makes sense for daily marijuana users to replenish the products they use every day. Our competitors include Hemper, Daily High Club, and Hippie Butler.

The global cannabis market is currently estimated at $21B and is predicted to reach $55.9B in revenue by 2026.

The Company has several major competitors in the cannabis accessory subscription box market. Some of the top competitors in our industry include Hemper, Daily High Club, and Hippie Butler. Hemper is the industry leader and Cannabox's primary competition in the cannabis accessory subscription box industry. Daily High Club also owns a significant market share and has a major community online. Hemper and DHC are direct competitors of similar size and development. Despite the present competitive landscape, Cannabox stands out in the cannabis accessory subscription box industry because of branding, design, curation, and time/experience in the market. Cannabox was the very first cannabis accessory subscription box to market.

Current Stage and Roadmap

Cannabox has raised $230k in Reg CF securities via Republic.co. We are in a revenue growth stage and we are continuing to grow on an average of 35.9% YOY.

Cannabox' subscription box and branded accessories are currently on the market and generating sales.

Cannabox' efforts for the next few years will be focused on adding and retaining new subscribers through dispensary booth campaigns, trade show campaigns, launching exclusive products through our membership, distributing our own branded products to retail shops, hiring more product designers, sales reps & business development operations, sponsored products, opening an extra shipping facility to shorten shipping and handling times, and major PR outreach. We have always had new, exclusive, and innovative products planned indefinitely for our monthly subscribers in order to retain customers longer.

The Team

Officers and Directors

Name: Michael Berk

Michael Berk's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & Director
  Dates of Service: September 10, 2013 - Present
  Responsibilities: Financials, web development, hiring, technical support, business development. Salary: $100k Equity: 95%

Other business experience in the past three years:

- **Employer:** High&Dry Relief
  Title: CEO
  Dates of Service: June 01, 2021 - Present
  Responsibilities: Financials, web development, hiring, technical support, business development. Salary: $100k Equity: 80%

Name: Anthony Berk

Anthony Berk's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO & Secretary
  Dates of Service: July 15, 2017 - Present
  Responsibilities: Marketing, curation, social media management, warehouse management, shipping management, business development, sales, shop management, email blasts. Salary: $52k Equity: 5%

Other business experience in the past three years:

- **Employer:** High&Dry Relief
  Title: COO
  Dates of Service: June 01, 2021 - Present
  Responsibilities: Marketing, curation, social media management, warehouse management, shipping management, business development, sales, shop management, email blasts. Salary: $52k Equity: 20%

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the

right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our

trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Cannabox or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Cannabox could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Michael Berk	10,000,000	Common Units	95.0
Michael Anthony Berk	520,000	Common Units	5.0

The Company's Securities

The Company has authorized Common Units, Preferred Stock, and Crowd SAFE. As part of the Regulation Crowdfunding raise, the Company will be offering up to 270,175 of Common Units.

Common Units

The amount of security authorized is 100,000,000 with a total of 10,520,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Preferred Stock

The amount of security authorized is 50,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

Each such class or series of Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issue of such class or series of Preferred Stock as may be adopted from time to time by the Board of Directors prior to the issuance of any shares thereof pursuant to the authority hereby expressly vested in it, all in accordance with the laws of the State of Delaware.

Crowd SAFE

The security will convert into Common stock and the terms of the Crowd SAFE are outlined below:

Amount outstanding: $225,597.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: $8,500,000.00
Conversion Trigger: Change of control, IPO or a dissolution event.

Material Rights

There are no material rights associated with Crowd SAFE.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $226,927.00
  Use of proceeds: Marketing, PR outreach, micro-influencer campaigns, content creation
  Date: April 30, 2021
  Offering exemption relied upon: Regulation CF

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $52.00
  Number of Securities Sold: 520,000
  Use of proceeds: Issuance of shares to Founder.
  Date: September 16, 2013

Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 10,000,000
  Use of proceeds: Shares issued to Founder.
  Date: August 10, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Revenue for fiscal year 2020 was $3,920,001, a 70% increase compared to fiscal year 2019 revenue of $2,396,801. As a result of more customers staying indoors, our subscriptions were up 100% YOY and retail shop orders up 70% YOY.

Cost of sales

Cost of sales in 2020 was $2,434,796, an increase of $930,090, from costs of $1,504,706 in fiscal year 2019. The increase was due to more subscribers and shop sales, which means more products needed to be purchased to fulfill orders.

Gross margins

2020 gross profit increased by $593,111 over 2019 gross profit and gross margins as a percentage of revenues increased slightly from 37.2% in 2019 to 37.8% in 2020. Gross profits in our business will scale up and down with our revenue as we need more or less product to fulfill our orders.

Expenses

Cannabox's expenses consist of salaries, marketing expenses, fees for professional services including marketing consultation, order fulfillment fees, credit card processing, server time, and web plugins. Expenses in 2020 increased $201,928 from 2019. This increase was due to increased marketing spend. Cannabox hired three employees in 2020: a new photographer, a new social media rep, and a new customer service rep.

Historical results and cash flows:

Shipping and COGS are definitely where our funds are mostly spent, which leaves us with not too much to spend on marketing after salaries, server time, and website services. Cash has always been generated directly through customer sales, however, with these raises, we expect to increase our marketing in order to bring in more sales to generate more recurring revenue thru subscribers.

Cannabox is currently in the growth stage and is generating revenue. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because we expect to continue growth while staying profitable, as we have done for the past 8 years. Past cash was primarily generated through subscribers and customers. Our goal is to continue growing revenue by gaining subscribers and growing our retail shop.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of July 2021, the Company has capital resources available in the form of $779,064 cash on hand and a PPP loan.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds of this campaign give us padding to bring in more customers since we have little to spend on marketing so we can stay profitable.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

No, our company can run indefinitely without these funds. Cannabox has been profitable since day 1, and always has been. This campaign helps us grow to continue increasing our revenues without taking a loss trying to increase our subscribers.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We can operate indefinitely if we raise our minimum. This is based on our current expenses and monthly burn rate of $300k.

How long will you be able to operate the company if you raise your maximum funding goal?

We will still be able to operate indefinitely if we reach our maximum funding goal. This is based off of our monthly burn rate of $300k.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We are looking to raise more capital in the future and we hope this campaign reaches bigger VC/PE to inject cash. Sales will always be our source of capital.

Indebtedness

- **Creditor:** American Express
  Amount Owed: $25,000.00
  Interest Rate: 1.0%
  Maturity Date: April 19, 2022

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $11,992,800.00

Valuation Details:

The Company's valuation was determined internally without a formal third-party independent evaluation. In formulating our valuation, we considered the following:

Assets + Name

Ownership of digital real estate like:

cannabox.com

@cannabox on Instagram, Facebook, Twitter, Pinterest, TikTok, and more

Cannabox Trademark

Cannabox is truly the best name for a cannabis accessory subscription box, or realistically anything in the cannabis industry that has to do with shipping directly to a consumer

Recurring based revenue, similar to SaaS

Consumer Non-Durables, meaning longer LTVs

The secondary revenue stream from retail sales on our online smoke shop

$30k in inventory

~800k users in audience

13k subscribers to Cannabox

SEO - 1.8m sessions on cannabox.com in 2020

130k across Instagram

250k manually built email list

300k across Twitter

120k across Pinterest

5k across Facebook

High&Dry Dry Mouth Lozenges Trademark & Ownership

In over 100 dispensaries across Oregon and Colorado

highanddryrelief.com

Previous Company Securities Sale

Raised $250k at a valuation of $8.5m set by republic.co, a Reg CF crowdfunding platform.

Valuation set by a team of investors at Republic, not Cannabox.

Valuation based on our assets, projections, industry, leadership, and revenue.

Revenue at the time of valuation was $2.4m YRR with 6,000 subscribers.

Revenue now at $5m YRR with 14,000 subscribers

Earnings

2020 - $334,008 / 10,000,000 shares available = .0334. $1.2 share price/.0334 = 35.92 P/E Ratio

Cannabox has never taken a loss since its inception, and we expect to continue this trend throughout our lifetime. We have had an average growth of 37% per year since 2013.

Competitors

Main competitors include Daily High Club, Hemper, Hippie Butler

Daily High Club bought out recently at $10m by High Tide Inc. (HITIF: NASDAQ), announced they had 15k subscribers at the time of the buyout

Hemper backed by $11m in funds, valued between $10-50m

Cannabox differentiates by including gear, mystery contents, mini bongs, hand pipes, and heavily themed content.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $$226,927.00 in SAFEs outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.94 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Marketing*
  30.0%
  Strategic micro-influencer campaign
- *Company Employment*
  50.0%
  Hiring a freelance sales rep to help us begin B2B distribution.
- *Working Capital*
  16.5%

Investing in our own subsidiary brand launch, High&Dry

If we raise the over allotment amount of $307,999.50, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  35.0%
  Full influencer campaign, brand partnership outreach, dispensary and trade show booth campaign, major PR outreach, PPC ads.

- *Research & Development*
  15.0%
  Developing new cannabis accessories to launch under Cannabox and through the subscription box, and investing in our first brand under Cannabox, High&Dry

- *Inventory*
  10.0%
  Purchasing enough inventory to support B2B operations and distribution

- *Company Employment*
  31.5%
  Hiring new creatives, content creators, sales reps, business development specialists, web developers, and shop managers.

- *Operations*
  5.0%
  Upgrading workstations/computers, shared office for our Phoenix employees, paying to attend trade shows and for employees to come

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.cannabox.com/ (cannabox.com/invest).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/cannabox

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Cannabox, Inc.

[See attached]

CANNABOX, LLC

Financial Statements
Year Ended December 31, 2020 and 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Members of
Cannabox, LLC
Phoenix, Arizona

We have reviewed the accompanying financial statements of Cannabox, LLC (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of members' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

July 8, 2021
Los Angeles, California

CANNABOX, LLC

BALANCE SHEET

(UNAUDITED)

As of December 31,		**2020**		**2019**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	672,948	$	240,230
Account receivables, net		2,359		-
Total current assets		**675,307**		**240,230**
Total assets	**$**	**675,307**	**$**	**240,230**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Current portion of Loan Payable	$	16,667	$	-
Credit card		266,404		135,998
Total current liabilities		**283,071**		**135,998**
Loan Payable		8,333		-
Total liabilities		**291,404**		**135,998**
MEMBERS' EQUITY				
Members' equity		383,903		104,232
Total members' equity		**383,903**		**104,232**
Total liabilities and members' equity	**$**	**675,307**	**$**	**240,230**

See accompanying notes to financial statements.

CANNABOX, LLC
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2020**	**2019**
(USD $ in Dollars)		
Net revenue	$ 3,920,001	$ 2,396,801
Cost of goods sold	2,434,796	1,504,706
Gross profit	1,485,205	892,094
Operating expenses		
General and administrative	1,038,183	780,073
Sales and marketing	107,006	56,181
Total operating expenses	1,145,189	836,255
Operating income/(loss)	340,017	55,840
Interest expense	9	-
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	340,008	55,840
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ 340,008**	**$ 55,840**

See accompanying notes to financial statements.

CANNABOX, LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY

(UNAUDITED)

(in , $US)		Members' Equity
Balance—December 31, 2018	**$**	**133,558**
Capital distribution		(86,275)
capital contribution		1,109
Net income/(loss)		55,840
Balance—December 31, 2019	**$**	**104,232**
Capital distribution		(60,337)
Net income/(loss)		340,008
Balance—December 31, 2020	**$**	**383,903**

See accompanying notes to financial statements.

CANNABOX, LLC
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	340,008	$	55,840
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Acount receivables		(2,359)		-
Credit card		130,407		97,049
Net cash provided/(used) by operating activities		**468,056**		**152,889**
CASH FLOW FROM FINANCING ACTIVITIES				
Members contribution		-		1,109
Capital distribution		(60,337)		(86,275)
Borrowing on Loan Payable		25,000		-
Net cash provided/(used) by financing activities		**(35,337)**		**(85,166)**
Change in cash		432,719		67,723
Cash—beginning of year		240,230		172,506
Cash—end of year	**$**	**672,948**	**$**	**240,230**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	9	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Cannabox, LLC was founded on September 13, 2013 in the state of Delaware. The financial statements of Cannabox, LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Phoenix, Arizona.

Cannabox is a monthly subscription box for cannabis accessories like glass, rolling papers, wraps, rolling trays, lighters, gear, snacks, and more. Cannabox is also an online retail shop for similar accessories.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents exceeded FDIC insured limits by $421,962 and $0, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company has filed all its tax returns from inception through December 31, 2020 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of its product. Cannabox is sold via a recurring monthly subscription to users, and ships between the 20-30th of each month. Users are generated organically through email blasts, social media, Google searches, and direct website visits.

Cost of sales

Costs of goods sold include the cost of product sold, distribution services delivery, packaging and supplies.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $107,006 and $56,181, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through July 8, 2021 which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

As of Year Ended December 31, 2020

Member's name	Ownership percentage
Michael Berk	100.0%
TOTAL	**100.0%**

4. DEBT

Promissory Notes & Loans

During 2020, the Company has entered into the PPP loan agreement with American Express National Bank. The summary of the Company's loan is as follows:

					For the Year Ended December 2020				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
PPP loan -American Express National Bank	$ 25,000	1.00%	6/5/2020	4/19/2022	$ 146	$ 146	$ 16,667	$ 8,333	$ 25,000
Total	$ 25,000				**$ 146**	**$ 146**	**$ 16,667**	**$ 8,333**	**$ 25,000**

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020	
2021	$16,667
2022	8,333
2023	-
2024	-
2025	-
Thereafter	-
Total	**$25,000**

5. RELATED PARTY

There are no related party transactions

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through July 8, 2021 the date the financial statements were available to be issued.

During 2021, Crowd SAFEs issued via platform Republic.co in the aggregate amount of $225,617. The discount is 20% and valuation cap is $ 8,500,000. If an Equity Financing occurs before this instrument terminate, the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of units of the CF Shadow Series of the Capital Stock (whether Preferred Securities or another class issued by the Company), as applicable, sold in the First Equity Financing.

During 2021, the company made an acquisition in the amount of $25,000 of brand in the category.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Cannabox

Cannabis Subscription Box


cannabox
Cannabis subscription box and online smoke shop

Website | Phoenix, AZ | CONSUMER PRODUCTS

Cannabox is a monthly membership that sends customers a mystery box of innovative cannabis accessories like glass, papers, wraps, gear, snacks, and more. Designed by stoners for stoners.

$0.00 raised

0 Investors	$12M Valuation
$1.14 Price per Share	$107.16 Min. Investment
Common Shares Offered	Equity Offering Type
$308K Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- The cannabis market valued at $24.6B in 2020 is expected to reach $55.9B by 2026.
- Cannabox has achieved $14.4M in revenue to date and experienced 63.5% YoY revenue growth from 2019 to 2020.
- Cannabox has nearly 1M followers across social media platforms and has been featured by press such as SF Weekly, Weed Maps, MG Retailer, Leafly and Starter Story.

Specially curated monthly cannabis deliveries

Cannabox was created in 2013, as one of the first cannabis accessories subscription box, to help people discover new cannabis products and essentials in a unique, safe, and fun way. Founders, Michael and Anthony, are a two-man team with Michael being the finance and business expert, and Anthony in charge of product design.


cannabox
One of the first cannabis accessories subscription box.
Founded by Michael & Anthony.

Each month, Cannabox sends its members a brand new, themed box, curated by in-house experts, industry leaders, and special guests. All items are carefully hand-selected and designed by Cannabox experts, and most are exclusive and cannot be found elsewhere.


YOUR
cannabox
HAS BEEN
WAITING
FOR YOU.
RAW

THE PROBLEM

As cannabis becomes legal in more places, the demands of the industry continue to shift and change

As cannabis becomes legalized in more areas across the U.S., it can be intimidating for new users, with so many accessories and new products to choose from.

Traditional head shops are on the decline, as more and more cannabis users are opting to buy online. Because cannabis and related products must be bought on a recurring basis, there is a strong need for an automated solution that delivers these to users in a convenient manner.



1 New users need help navigating cannabis.

2 Going to the store to frequently buy cannabis is inconvenient.

THE SOLUTION

Our unique cannabis boxes take on a new theme each month

Each month, members receive a curated, themed box with 6-8 premium products, such as glass, rolling papers, wraps, accessories, gear, snacks, and more. Glass, gear, and some accessories are designed by us, while other accessories are purchased by us at distribution or close to manufacturer pricing.

Customers can purchase before the 21st of each month to get the box from that month. We start shipping around the 20-30th of each month and finish around the 30th.

The best smoking subscription box, *for the people*

> A monthly supply of cannabis essentials, delivered to your door



Here is how it works







Choose your box	Shipping	Enjoy your new gear

We use a lean, direct-to-consumer business model, with a low marketing budget that keeps us profitable. Our average order value is $30.80 and our average subscription LTV is $92.20 or 3-4 months. We have an average churn rate of 20%, on par with the subscription industry, and make an average profit of ~11% per box.

$30.80	$92.20	~11%
Average Order Value	Average Subscription LTV	Average Profit Per Box

Cannabox is made to convert.


10%
7.5%
5%
2.5%
0%
2016
2017
2018
2019
Cannabox Conversion Rate
E-Commerce Average

THE MARKET

The multibillion dollar cannabis market is expected to more than double in the next five years

The cannabis market was valued at $24.6 billion in 2020 and is expected to reach $55.9 billion by 2026. Cannabis is seriously undervalued as most countries are not even legal at this time.



cannabox
crosses over 2 booming millennial industries.
Projected sales in billions 2017-2024.
$500b
$400b
$300b
$200b
$100b
0b
Subscription Boxes
Cannabis
2018
2019
2025

Source

Unlike similar subscription-based companies on the market, Cannabox provides themed products, gear, clothing, bongs and hand pipes all for an affordable monthly price.

Competitors

	Price	Hand Pipes	Gear	Themes
cannabox	$30.99 Shipped	✓	✓	✓
HEMPER	$39.99 w/ shipping	✗	✗	✓
hippieBUTLER	$29.99 w/ shipping	✗	✗	✗
PUFF PACK	$34.99 w/ shipping	✗	✗	✗

**The above information is based on internal research and management's experience.*

OUR TRACTION

Rapid growth and increasing popularity

We have achieved $14.2 million in revenue since 2013, a current average monthly recurring revenue of $350,000, and have sold over 410,000 boxes! We have a customer lifetime value of about $129.30 and a cost acquisition of $0.84.

Carefully hand-picked or designed by Cannabox experts

Since 2013, we have been a leader in 420 subscription boxes.


YOUR
cannabox
HAS BEEN
WAITING

$14.4M Total Revenue	**$350K** Average MRR	**$129.30** Customer LTV
$0.84 Acquisition Cost	**800K** Total Audience	**410K** Boxes Sold

Cannabox has experienced 63.5% YOY revenue growth from 2019 to 2020, as well as 35.59% avg YOY growth. Since our inception, our audience has grown to nearly 1 million across our social media platforms.

Cannabox has been featured by press such as SF Weekly, Weed Maps, MG Retailer, Leafly and Starter Story.


YOUR NEW
GEAR IS HERE.

63.5%

YoY revenue growth 2019-2020

We've been seen on

Forbes weedmaps

Leafly Herb

WHY INVEST

Cannabox has proven success, an attractive product line, and an exploding market!

Cannabis is still a growing industry and is expected to reach $55.9 billion by 2026. Cannabox has an edge on the competition, as one of the first to market cannabis accessory subscription box. Additionally, most of our products can only be used once, which will incentivize customers to stick around for longer.

Between 2019 and 2020, we experienced an 63.5% increase in YOY revenue ($2.3m - $3.9m), and we have a 35.59% average YOY growth rate. With $14.4 million in lifetime revenue since 2013, Cannabox has a bright future ahead!

Laura Kristina

I am on my 6th month receiving my monthly happy box. I am so anxious for my July box I can hardly sit still. Love love love my Cannabox.



**This testimonial may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

In the Press

SHOW MORE

Meet Our Team



Michael Berk

CEO

Michael has been a passionate cannabis user for 20+ years. After successfully exiting his previous subscription-based business, he used the acquisition funds to start Cannabox. Michael has been the sole founder and CEO since 2013.



Anthony Berk

COO

Although not a founder, Anthony was onboarded in 2017 as the creative director and head of marketing. Anthony has taken the Cannabox brand to a new level with new marketing strategies, influencer campaigns, innovative product design, and more.



Rai Khan

Social Media Manager (Contractor)

Rai oversees all social media curation and assists with Cannabox product design & curation. She is currently working towards a masters in design at ASU.

Rai works 20 hours per week for Cannabox.



Camiren Huth

Social Media Manager & Photographer - (Contractor)

Camiren has been a freelance photographer since 2018 and currently shoots for multiple venture-backed businesses.

Camiren works 20 hours per week for Cannabox.

Offering Summary

Company :	Cannabox, Inc.
Corporate Address :	2801 E. Camelback Rd. STE 200 PMB 33, Phoenix, AZ 85004
Offering Minimum :	$9,998.94
Offering Maximum :	$307,999.50
Minimum Investment Amount (per investor) :	$107.16

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	8,771
Maximum Number of Shares Offered	270,175
Price per Share	$1.14
Pre-Money Valuation	$11,992,800.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based

Friends and Family Early Birds

Invest within the first 48 hours and receive additional 10% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive additional 5% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 3% bonus shares.

Amount-Based

$500+

Invest $500+ and receive a one-time 20% off our online smoke shop.

$1,000+

Invest $1,000+ and receive 5% bonus shares + one-time20% off our online smoke shop.

$5,000+

Invest $5,000+ and receive 7% bonus shares + one-time 20% off our online smoke shop + 1 month subscription to Cannabox.

$10,000+

Invest $10,000 and receive 10% bonus shares + 3-month subscription to Cannabox + one-time 20% off our online smoke shop.

$25,000+

Invest $25000 and receive 12% bonus shares + a one-time 20% off code for our online smoke shop + Design your own Cannabox! Help us pick out all the products + theme for a month.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Cannabox, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.14 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $114. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Cannabox to get notified of future updates!

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CERTIFICATE OF INCORPORATION

OF

CANNABOX, INC.

THE UNDERSIGNED, for the purpose of forming a corporation pursuant to the provisions of the General Corporation Law of the State of Delaware, does hereby certify as follows:

ARTICLE I

The name of the corporation is CANNABOX, INC. (the "**Corporation**").

ARTICLE II

The registered agent and the address of the registered office in the State of Delaware are:

Vcorp Services, LLC
1013 Centre Road, Suite 403-B
Wilmington, Delaware 19805
County of New Castle

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "**DGCL**").

ARTICLE IV

The total number of shares of all classes of stock which the Corporation shall have authority to issue is (1) 100,000,000 shares of Common Stock, $0.0001 par value per share ("**Common Stock**") and (ii) 50,000,000 shares of Preferred Stock, $0.0001 par value per share ("**Preferred Stock**").

Each holder of Common Stock, as such, shall be entitled to one vote for each share of Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote; provided, however, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to this Certificate of Incorporation (including any certificate of designations relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation(including any certificate of designations relating to any series of Preferred Stock) or pursuant to the DGCL.

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:30 AM 08/26/2021
FILED 10:30 AM 08/26/2021
SR 20213086623 - File Number 5399706

Shares of Preferred Stock may be issued from time to time in one or more classes or series, each of which class or series shall have such distinctive designation or title as shall be fixed by the Board of Directors of the Corporation or, to the extent permitted by the DGCL, any committee thereof established by resolution of the Board of Directors pursuant to the Bylaws prior to the issuance of any shares thereof. Each such class or series of Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as shall be stated in such resolution or resolutions providing for the issue of such class or series of Preferred Stock as may be adopted from time to time by the Board of Directors prior to the issuance of any shares thereof pursuant to the authority hereby expressly vested in it, all in accordance with the laws of the State of Delaware.

ARTICLE V

In furtherance of and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal Bylaws of the Corporation.

ARTICLE VI

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation.

ARTICLE VII

Whenever a compromise or arrangement is proposed between the Corporation and its creditors or any class of them and/or between the Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of the Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for the Corporation under §291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for the Corporation under §279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of the Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of the Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of the Corporation, as the case may be, and also on the Corporation.

ARTICLE VIII

To the fullest extent permitted by the DGCL, as it exists or may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

The Corporation is authorized to indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that such person was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

Neither any amendment nor repeal of this Article VIII, nor the adoption of any provision of the Certificate of Incorporation inconsistent with this Article VIII, shall eliminate or reduce the effect of this Article VIII in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VIII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE IX

The Corporation elects not to be governed by the terms and provisions of Section 203 of the DGCL, as the same may be amended, superseded, or replaced by a successor section, statute, or provision. No amendment to this Certificate of Incorporation, directly or indirectly, by merger or consolidation or otherwise, having the effect of amending or repealing any of the provisions of this Article IX shall apply to or have any effect on any transaction with an interested stockholder occurring prior to such amendment or repeal.

ARTICLE X

The name and mailing address of the incorporator are as follows:

Xiaofan Zhang
c/o Bevilacqua PLLC
1050 Connecticut Avenue, Suite 500
Washington, DC 20036

IN WITNESS WHEREOF, the undersigned, being the sole incorporator hereinabove named, does hereby certify that the facts hereinabove stated are truly set forth and, accordingly, hereby executes this Certificate of Incorporation this 24th day of August, 2021.

/s/ Xiaofan Zhang
Xiaofan Zhang, Incorporator